101 East Grand River, P.O. Box 800
Howell, Michigan 48844-0800
Phone (517) 546-3150
Fax (517) 546-6275

February 20, 2008

Mr. Paul Cline
Staff Accountant
Division of Corporate Finance
U.S. Securities and Exchange Commission
Washington, DC 20549-0510

Subject:	FNBH Bancorp, Inc. Forms 10-Q for the periods ended June 30 and September 30, 2007

Dear Mr. Cline:

        This letter responds to your comment letter dated February 13, 2008, regarding the referenced filings. The comments from your letter are set forth in bold font below and are followed by our response.

Forms 10-Q for the periods ended June 30, 2007 and September 30, 2007

1.	Please revise to include the disclosure requirements of paragraph 26 of SFAS 154. Also, please revise the explanatory note to the Form 10-Q/A to specifically reference the restatement of the financial statements.

We have made these revisions and are filing the Amendment No. 2 to the Form 10-Q for the period ended September 30, 2007.

2.	We remind you of the requirements of Item 4.02 of Form 8-K.

We do not believe the restatement of the cash flow statements reflected in the Amendment No. 2 referenced above requires us to file a Form 8-K pursuant to Item 4.02. No conclusion has been made that the errors corrected by the restatements cause the financial statements for the periods affected or any other period to be unreliable. In addition, the registrant has not received any notice from its independent accountant of the type referred to in subsection (b) of Item 4.02.

        We hope that we have sufficiently responded to your comments. If you have additional questions or comments, please contact me. Thank you for your attention to this.

Sincerely,

/s/ Janice B. Trouba

Janice B. Trouba
Chief Financial Officer
FNBH Bancorp, Inc.